Exhibit 99.2

Zhihu Inc.
知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited condensed interim consolidated results (the "**Unaudited Interim Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**" or "**Zhihu**") for the six months ended June 30, 2025 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2024. These interim results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**"). The unaudited condensed interim consolidated financial information for the Reporting Period was reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, "*Review of interim financial information performed by the independent auditor of the entity*".

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2025	2024	Change (%)
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Total revenues	**1,446,559**	1,894,673	(23.7)%
Gross profit	**899,287**	1,100,023	(18.2)%
Loss from operations	**(143,609)**	(408,619)	(64.9)%
Net income/(loss)	**62,372**	(246,391)	N/A
Non-GAAP financial measures:			
Adjusted loss from operations	**(106,501)**	(340,686)	(68.7)%
Adjusted net income/(loss)	**98,280**	(180,283)	N/A

	For the Six Months Ended June 30,		
	2025	2024	Change (%)
	(in millions)		
Average monthly subscribing members[1]	**13.7**	14.7	(6.7)%

Note:

(1) Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	**(143,609)**	(408,619)
Add:		
Share-based compensation expenses	**30,128**	58,453
Amortization of intangible assets resulting from business acquisitions	**6,980**	9,480
Adjusted loss from operations	**(106,501)**	(340,686)
Net income/(loss)	**62,372**	(246,391)
Add:		
Share-based compensation expenses	**30,128**	58,453
Amortization of intangible assets resulting from business acquisitions	**6,980**	9,480
Tax effects on non-GAAP adjustments	**(1,200)**	(1,825)
Adjusted net income/(loss)	**98,280**	(180,283)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2025, we achieved profitability on both a GAAP and non-GAAP basis, with positive adjusted net income (non-GAAP) in each of the first two quarters. Building on this momentum, we continued to deepen our strategic adjustments with a clear focus on enhancing the trustworthiness of the Zhihu community. These efforts – including resource reallocation, organizational optimization, and a series of user experience initiatives – are aimed at reinforcing our long-term competitive advantage. We remain committed to the synergistic evolution of high-quality content, a trusted creator network, and AI capabilities as the foundation of Zhihu's distinctive value in the AI era.

Benefiting from the continued execution of our increasingly refined operational strategy and the effective application of AI capabilities, we further unlocked operating leverage and delivered stronger financial results. We achieved adjusted net income (non-GAAP) of RMB98.3 million in the first half of 2025, compared with an adjusted net loss (non-GAAP) of RMB180.3 million in the same period of 2024. Our gross profit margin expanded to 62.2% in the first half of 2025.

Our ongoing efforts to enhance the trustworthiness of the Zhihu community have driven meaningful improvements in core user engagement, retention, and time spent. Building on this foundation, we have accelerated investment in AI applications aimed at empowering our diverse and professional creator base while expanding our capabilities beyond the Zhihu platform. In particular, our AI-native search product, Zhihu Zhida (知乎直答), has introduced a series of new features to further enhance user experience within the community. We believe that AI will not only be a catalyst for Zhihu's long-term growth, but through its deep integration with our content and creator ecosystem, we are well-positioned to amplify our differentiated value proposition – high-quality content, a trusted creator network, and AI capabilities – across a broader range of use cases and audiences.

Our Progress in AI

AI represents a historic opportunity for Zhihu. As the AI landscape evolves, it is increasingly evident that authentic, professional, and in-depth content created by real individuals is critical to mitigating AI hallucinations. This is the differentiated asset that Zhihu has been cultivating for 14 years, which positions us to capture significant long-term value.

Our community has already been established as a center for AI-related topics long before the engaging discussions sparked by the release of DeepSeek's open-source R1 model, and it has continued to gain momentum since then. Regarding AI, our community not only discusses macro-level topics like LLMs and intelligent agents, but also dives into foundational technologies such as embodied AI, autonomous driving, and model compression.

High quality and professional content from the Zhihu community is increasingly being cited by a growing number of leading large AI models and AI search engines outside our community. We are pleased to see Zhihu serve as a key source for credible information and research, especially in practical use cases such as scientific education, consumer decision-making, and career development. According to a Qbit Research Institute study (量子位智庫), 65.5% of AI assistants reference content from community platforms in professional domains, with Zhihu ranking highest among them.

The integration of AI within our community remains our priority this year. In the first half of 2025, Zhihu Zhida saw a notable increase in active usage penetration, underscoring rising user engagement. Recently, Zhihu Zhida also introduced a public knowledge base, delivering a seamless AI interaction experience for creators and users across reading, Q&A, and search, while further reducing AI hallucinations in professional domains. We believe AI will catalyze our rapid growth and, through its deep integration with our community, enable us to amplify our differentiated value proposition – high-quality content, a trusted creator network, and AI capabilities – across a broader range of use cases and audiences.

We have been accelerating the application of AI to further enhance our operating efficiency across every aspect of our business. For example, AI has enabled us to achieve more efficient community content identification and content moderation, growth and enhanced profitability in paid membership promotions, and improved sales and service efficiency in our vocational training business.

Going forward, we will continue to invest in AI technology at the application layer. As we remain dedicated to deepening the community trustworthiness, our advancements in AI will enable us to enhance operating efficiency across our existing business and unlock emerging potential beyond the Zhihu community.

Zhihu Content

Zhihu has long been the go-to platform for in-depth and vibrant discussions across a wide range of professional fields. We have been observing a robust flow of high-quality content that both deepens user trust and drives more expert interactions. Building on our existing TopicRank algorithm, we have established a Trustworthy Content Model. This model combines AI capabilities with community interactions to dynamically identify and classify content by quality, ensuring that more professional and credible content consistently rises to the top in the community.

During the first half of 2025, we inspired and activated creator engagement across vertical domains through diverse community initiatives, ensuring a continuous stream of authentic, in-depth, high-quality content. In the Zhihu community, the deepest and most credible expert conversations continue to emerge, driving trust and fostering interaction among creators. Leveraging a technology-driven approach, we optimized our content operations and continually evaluated content effectiveness. While we continued to strengthen our standards for trustworthy content – supported by AI-powered content recognition and distribution algorithms – the cumulative pieces of content on our platform reached 911.4 million as of June 30, 2025, up 9.7% year over year.

Leveraging the support of the Zhihu community and our unique positioning, our premium short stories continue to captivate and resonate with our users. Our premium content library, including short stories, continued to expand in the first half of 2025, attracting new subscribers while encouraging increased consumption among existing subscribers. We continued to unlock the monetization potential of our vast array of premium short story IPs, spearheading our expansion into the short drama market and consistently setting new industry benchmarks for growth. Short dramas adapted from stories in Zhihu's content library, such as "Love with Ghost King over Three Lifetimes" (三嫁冥君) and "A Dream like the True Love" (一夢如初), achieved record-high popularity on their premiere dates on Tencent's micro-drama platform. Building on the strong momentum of our short-form premium content, we have broadened our offerings to include mid-to-long-form content. Going forward, we will continue to integrate these formats to better fulfill the needs of a more diverse audience, reinforcing Yanyan Story's leadership in the paid reading space.

Zhihu Users

Following our streamlined community-related user acquisition spending, our monthly active user base remained stable in the first half of 2025. Meanwhile, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly. Our average monthly subscribing members was 13.7 million for the first half of 2025, representing a 6.7% decrease from 14.7 million for the same period of 2024.

We have a young and diverse user base. As of June 30, 2025, 74.1% of our active users were under 30, and female users accounted for 59.3% of our total number of active users in June 2025. In our decade-long journey as a leading online content community, we are pleased to have served professional users with expertise in specific fields. Many of them joined Zhihu during their education journeys and have become both long-term users and high-quality content creators. Our commitment to serving their demands for content, inspiring their content creation, and catering to their content consumption needs remains strong.

Content Creators

Our community culture has inspired users to contribute and become content creators. We strive to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

Within this creator ecosystem, we place particular emphasis on professional, high-level creators. Professional creators form the backbone of our platform, driving the production of trusted, in-depth content that differentiates Zhihu and strengthens the value of our community. In the first half of 2025, the number of verified honored creators increased by 26.9% year-over-year.

Notably, activity by AI-focused high-tier content creators – including leading scholars, entrepreneurs, and developers – continued to grow. Ji Yu (季宇), founder of Xingyun Integrated Circuit, and Yang Shuo (楊碩), a top robotics contributor and former Tesla engineer, both chose Zhihu as the first platform to discuss their startup journeys. Xu Huazhe (許華哲), founder of Galaxea AI, and Professor Zhou Boyu (周博宇) of Southern University of Science and Technology, regularly post their technical insights on Zhihu, generating widespread discussions across the broader internet. Zhihu's community continues to thrive with high-quality engagement. As of the end of this June, over 16 million continuous learners and 3.65 million proficient creators on Zhihu engaged in science and AI-related discussions. Among those who are AI developers, over 56% hold a master's or doctoral degree. Nearly 40% are aged between 18 and 24, and 14% are senior technology professionals, including company executives, Chief Technology Officers, and tech leads.

We continue to equip our content creators with a variety of user-friendly creation tools, offering professional and supportive environments to help them reap financial rewards. Recently, we rolled out upgrades to our "Ideas" and "Column" products to enhance the experience of professional creators, resulting in significant growth in views and engagement for "Ideas" and a meaningful increase in daily visits for "Column," with more professional creators launching their own columns.

Monetization

Our total revenues were RMB1,446.6 million for the six months ended June 30, 2025, representing a decrease of 23.7% from RMB1,894.7 million for the same period of 2024. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services.

In the first half of 2025, our paid membership services remained our largest source of revenue, with a 7.1% year-over-year decrease to RMB819.8 million from RMB882.4 million in the same period of 2024. Our incentive programs for premium content creators worked effectively, continually strengthening the appeal and the leading position of our premium content. Furthermore, we have launched various initiatives to offer our subscribing members more in-depth consumption scenarios, such as audio books and radio plays, to increase subscribers' lifetime commercial value. For our marketing services, our purpose-driven structural adjustments are starting to yield tangible results. Our trust-centric marketing service model continues to gain traction, while key clients increasingly recognize the premium value of our high-quality user base and brand equity. Our vocational training services generated RMB156.6 million revenue in the first half of 2025, compared to RMB279.1 million in the same period of 2024. We are shifting away from a traditional subject-based expansion model, which focuses on core categories, toward one that is more socially interactive and driven by knowledge sharing. Our transformation focuses on empowering professional creators with new monetization opportunities while enhancing our business quality and long-term growth through the integration of paid knowledge content and social interaction. For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

In the first half of 2025, we delivered strong financial results and made clear progress toward sustainable profitability, demonstrating the effectiveness of our strategic focus and disciplined execution. For the remainder of the year, we will continue to deepen user engagement, strengthen high-quality content creation, and enhance our commercial ecosystem while maintaining a strong focus on core user experience and community trustworthiness.

We will further optimize the balance between our community and commercial ecosystems, empowering professional creators with better monetization tools, upgrading our products to better serve high-value users, and improving operating efficiency through disciplined spending. In parallel, we will prioritize two more key areas: accelerating the integration of AI across our platform to enable more intelligent and reliable user experiences, and extending our trusted content and services to broader use cases beyond our community.

With our high-value brand, distinctive user positioning, and strong strategic execution, we are confident in reinforcing Zhihu's competitive moat in the AI era, unlocking sustainable growth, and delivering long-term returns for our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues:		
Marketing services	**419,737**	674,521
Paid membership	**819,848**	882,376
Vocational training	**156,631**	279,069
Others	**50,343**	58,707
Total revenues	**1,446,559**	1,894,673
Cost of revenues	**(547,272)**	(794,650)
Gross profit	**899,287**	1,100,023
Selling and marketing expenses	**(646,887)**	(894,939)
Research and development expenses	**(287,549)**	(406,679)
General and administrative expenses	**(108,460)**	(207,024)
Total operating expenses	**(1,042,896)**	(1,508,642)
Loss from operations	**(143,609)**	(408,619)
Other income/(expenses):		
Investment income	**160,185**	38,713
Interest income	**40,857**	57,517
Fair value change of financial instruments	**–**	40,820
Exchange (losses)/gains	**(134)**	409
Others, net	**33,519**	18,990
Income/(Loss) before income tax	**90,818**	(252,170)
Income tax (expenses)/benefits	**(28,446)**	5,779
Net income/(loss)	**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests	**16**	(1,194)
Net income/(loss) attributable to Zhihu Inc.'s shareholders	**62,388**	(247,585)

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net income/(loss)	**62,372**	(246,391)
Other comprehensive (loss)/income:		
Foreign currency translation adjustments	**(8,457)**	14,046
Total other comprehensive (loss)/income	**(8,457)**	14,046
Total comprehensive income/(loss)	**53,915**	(232,345)
Comprehensive loss/(income) attributable to noncontrolling interests	**4**	(1,194)
Comprehensive income/(loss) attributable to Zhihu Inc.'s shareholders	**53,919**	(233,539)

Revenues

Our total revenues were RMB1,446.6 million for the six months ended June 30, 2025, compared with RMB1,894.7 million for the same period of 2024. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended June 30,			
	2025		2024	
	RMB	***%***	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Revenues				
Marketing services	**419,737**	**29.0**	674,521	35.6
Paid membership	**819,848**	**56.7**	882,376	46.6
Vocational training	**156,631**	**10.8**	279,069	14.7
Others	**50,343**	**3.5**	58,707	3.1
Total	**1,446,559**	**100.0**	1,894,673	100.0

Marketing services revenue was RMB419.7 million for the six months ended June 30, 2025, compared with RMB674.5 million for the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB819.8 million for the six months ended June 30, 2025, compared with RMB882.4 million for the same period of 2024. The slight decrease was primarily due to a decline in the number of our average monthly subscribing members.

Vocational training revenue was RMB156.6 million for the six months ended June 30, 2025, compared with RMB279.1 million for the same period of 2024. The decrease was primarily due to the strategic refinement of our businesses.

Other revenues were RMB50.3 million for the six months ended June 30, 2025, compared with RMB58.7 million for the same period of 2024.

Cost of Revenues

Cost of revenues decreased by 31.1% to RMB547.3 million for the six months ended June 30, 2025 from RMB794.7 million for the same period of 2024. The decrease was primarily due to reduced content and operating costs associated with a decline in our revenues, a decrease in personnel-related expenses and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended June 30,			
	2025		2024	
	RMB	*%*	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**280,040**	**19.4**	396,159	20.9
Cloud service and bandwidth costs	**80,323**	**5.6**	129,163	6.8
Staff costs	**72,406**	**5.0**	119,657	6.3
Payment processing costs	**70,531**	**4.9**	87,199	4.6
Others	**43,972**	**2.9**	62,472	3.3
Total	**547,272**	**37.8**	794,650	41.9

Gross Profit and Margin

Gross profit amounted to RMB899.3 million for the six months ended June 30, 2025, compared with RMB1,100.0 million for the same period of 2024. Gross margin expanded to 62.2% for the six months ended June 30, 2025 from 58.1% for the same period of 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Operating Expenses

Total operating expenses were RMB1,042.9 million for the six months ended June 30, 2025, representing a 30.9% decrease from RMB1,508.6 million for the same period of 2024.

Selling and marketing expenses decreased by 27.7% to RMB646.9 million for the six months ended June 30, 2025 from RMB894.9 million for the same period of 2024. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 29.3% to RMB287.5 million for the six months ended June 30, 2025 from RMB406.7 million for the same period of 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 47.6% to RMB108.5 million for the six months ended June 30, 2025 from RMB207.0 million for the same period of 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Loss from Operations

Loss from operations decreased by 64.9% to RMB143.6 million for the six months ended June 30, 2025 from RMB408.6 million for the same period of 2024.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 68.7% to RMB106.5 million for the six months ended June 30, 2025 from RMB340.7 million for the same period of 2024.

Investment Income

Investment income was RMB160.2 million for the six months ended June 30, 2025, compared with RMB38.7 million for the same period of 2024. The increase was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in the second quarter of 2025.

Net Income/(Loss)

Net income of RMB62.4 million was recorded for the six months ended June 30, 2025, compared with a net loss of RMB246.4 million for the same period of 2024.

Adjusted Net Income/(Loss) (Non-GAAP)

Adjusted net income (non-GAAP) of RMB98.3 million was recorded for the six months ended June 30, 2025, compared with an adjusted net loss of RMB180.3 million for the same period of 2024.

Liquidity and Capital Resources

During the six months ended June 30, 2025, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,820.8 million and RMB4,859.0 million as of June 30, 2025 and December 31, 2024, respectively. The net cash used in operating activities was narrowed to RMB163.7 million during the Reporting Period.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	(163,733)	(391,988)
Net cash (used in)/provided by investing activities	(722,204)	1,540,585
Net cash provided by/(used in) financing activities	88,922	(46,153)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(3,608)	2,016
Net (decrease)/increase in cash, cash equivalents and restricted cash	(800,623)	1,104,460
Cash, cash equivalents and restricted cash at the beginning of the period	4,000,060	2,106,639
Cash, cash equivalents and restricted cash at the end of the period	3,199,437	3,211,099

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2025.

Pledge of Assets

As of June 30, 2025, no group assets of ours were pledged.

Plans for Material Investments or Capital Assets

We did not have detailed future plans for material investments or capital assets as of June 30, 2025.

Gearing Ratio

As of June 30, 2025, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was 3.8%, compared to zero as of December 31, 2024.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares (the "**Class A Ordinary Shares**") or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of the date of this announcement, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of June 30, 2025, we did not have any material contingent liabilities.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer, and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the "**Audit Committee**") in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Dr. Li-Lan Cheng, Ms. Hope Ni and Mr. Derek Chen. Dr. Li-Lan Cheng, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Interim Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange or any ADSs on the New York Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)). As of June 30, 2025, the Company did not hold any treasury shares (as defined in the Listing Rules).

In addition, during the Reporting Period, the trustee of the share incentive plan of the Company purchased 2,371,801 ADSs representing a total of 7,115,403 Class A Ordinary Shares on the New York Stock Exchange and 301,700 Class A Ordinary Shares on the Stock Exchange to satisfy the future exercise or vesting of awards granted under the share incentive plan.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the Reporting Period.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025	2024
		RMB	*RMB*
Revenues	6	**1,446,559**	1,894,673
Cost of revenues		**(547,272)**	(794,650)
Gross profit		**899,287**	1,100,023
Operating expenses:			
Selling and marketing expenses		**(646,887)**	(894,939)
Research and development expenses		**(287,549)**	(406,679)
General and administrative expenses		**(108,460)**	(207,024)
Total operating expenses		**(1,042,896)**	(1,508,642)
Loss from operations		**(143,609)**	(408,619)
Other income/(expenses):			
Investment income		**160,185**	38,713
Interest income		**40,857**	57,517
Fair value change of financial instruments		**–**	40,820
Exchange (losses)/gains		**(134)**	409
Others, net		**33,519**	18,990
Income/(Loss) before income tax		**90,818**	(252,170)
Income tax (expenses)/benefits	7	**(28,446)**	5,779
Net income/(loss)		**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests		**16**	(1,194)
Net income/(loss) attributable to Zhihu Inc.'s shareholders		**62,388**	(247,585)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2025	2024
		RMB	*RMB*
Net income/(loss)		**62,372**	(246,391)
Other comprehensive (loss)/income:			
Foreign currency translation adjustments		**(8,457)**	14,046
Total other comprehensive (loss)/income		**(8,457)**	14,046
Total comprehensive income/(loss)		**53,915**	(232,345)
Comprehensive loss/(income) attributable to noncontrolling interests		**4**	(1,194)
Comprehensive income/(loss) attributable to Zhihu Inc.'s shareholders		**53,919**	(233,539)
Net income/(loss) per share, basic	5	**0.26**	(0.88)
Net income/(loss) per share, diluted	5	**0.25**	(0.88)
Weighted average number of ordinary shares outstanding, basic	5	**242,622,911**	280,403,026
Weighted average number of ordinary shares outstanding, diluted	5	**247,329,829**	280,403,026
Share-based compensation expenses included in:			
Cost of revenues		**(862)**	3,247
Selling and marketing expenses		**(32)**	(2,791)
Research and development expenses		**(1,469)**	8,119
General and administrative expenses		**32,491**	49,878

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2025 RMB	As of December 31, 2024 RMB
ASSETS			
Current assets:			
Cash and cash equivalents		**3,198,537**	3,999,160
Term deposits		**599,602**	320,088
Short-term investments		**811,783**	538,816
Restricted cash		**900**	900
Trade receivables	3	**356,687**	420,636
Amounts due from related parties		**20,857**	41,588
Prepayments and other current assets		**137,471**	163,446
Total current assets		**5,125,837**	5,484,634
Non-current assets:			
Property and equipment, net		**6,861**	8,490
Intangible assets, net		**47,361**	54,534
Goodwill		**126,344**	126,344
Long-term investments, net		**165,366**	51,176
Term deposits		**210,000**	–
Right-of-use assets		**56,560**	7,151
Other non-current assets		**8,203**	623
Total non-current assets		**620,695**	248,318
Total assets		**5,746,532**	5,732,952

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2025 RMB	As of December 31, 2024 RMB
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	4	**756,409**	835,688
Salary and welfare payables		**166,906**	275,260
Taxes payable		**19,085**	22,081
Contract liabilities		**204,843**	235,539
Amounts due to related parties		**5,489**	6,825
Short-term lease liabilities		**40,942**	17,308
Short-term borrowings		**161,295**	–
Other current liabilities		**118,328**	131,955
Total current liabilities		**1,473,297**	1,524,656
Non-current liabilities			
Long-term lease liabilities		**27,348**	1,823
Deferred tax liabilities		**34,734**	6,830
Other non-current liabilities		**3,605**	3,957
Total non-current liabilities		**65,687**	12,610
Total liabilities		**1,538,984**	1,537,266

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 247,865,042 and 246,496,859 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)		**193**	191
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 15,446,778 and 15,446,778 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)		**12**	12
Treasury stock		**(184,553)**	(112,057)
Additional paid-in capital		**13,136,657**	13,113,010
Statutory reserves		**706**	435
Accumulated other comprehensive income		**3,914**	12,383
Accumulated deficit		**(8,815,734)**	(8,877,851)
Total Zhihu Inc.'s shareholders' equity		**4,141,195**	4,136,123
Noncontrolling interests		**66,353**	59,563
Total shareholders' equity		**4,207,548**	4,195,686
Total liabilities and shareholders' equity		**5,746,532**	5,732,952

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "**Company**" or "**Zhihu**"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("**VIEs**") (collectively referred to as the "**Group**") is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "**PRC**" or "**China**"). In March 2021, the Company completed its initial public offering (the "**IPO**") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024. The condensed interim consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities' economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d) Functional currency and foreign currency translation

The Group uses Renminbi ("**RMB**") as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars ("**US$**"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange (losses)/gains in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

(e) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("**CODM**"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

3. TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Trade receivables, gross	474,936	568,158
Provision of allowance for expected credit losses	(118,249)	(147,522)
Trade receivables, net	356,687	420,636

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
0-3 months	273,483	259,250
3-6 months	46,668	67,422
6-12 months	33,507	47,821
Over 1 year	121,278	193,665
Trade receivables, gross	474,936	568,158

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
0-3 months	629,134	658,987
3-6 months	69,258	83,724
6-12 months	48,160	82,946
Over 1 year	9,857	10,031
Total	756,409	835,688

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. NET INCOME/(LOSS) PER SHARE

Basic and diluted income/(loss) per share have been calculated in accordance with ASC260 for the six months ended June 30, 2025 and 2024. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted income/(loss) per share.

	For the Six Months Ended June 30,	
	2025	2024
Numerator (RMB in thousands):		
Net income/(loss)	**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests	**16**	(1,194)
Net income/(loss) attributable to ordinary shareholders	**62,388**	(247,585)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**242,622,911**	280,403,026
Weighted average number of ordinary shares outstanding, diluted	**247,329,829**	280,403,026
Net income/(loss) per share, basic (RMB)	**0.26**	(0.88)
Net income/(loss) per share, diluted (RMB)	**0.25**	(0.88)

Basic and diluted income/(loss) per ordinary share are computed using the weighted average number of ordinary shares outstanding during the periods. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2025	2024
Share options and restricted shares	**–**	1,582,160

6. REVENUE

Key revenue streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	*RMB*
Marketing services	**419,737**	674,521
Paid membership	**819,848**	882,376
Vocational training	**156,631**	279,069
Others	**50,343**	58,707
Total revenues	**1,446,559**	1,894,673

7. **TAXATION**

(a) **Value-added tax ("VAT")**

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) **Income taxes**

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("**EIT**") Law, foreign-invested enterprises ("**FIEs**") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("**HNTEs**"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the six months ended June 30, 2025 and 2024. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the six months ended June 30, 2025 and 2024.

The components of income tax expenses/(benefits) for the six months ended June 30, 2025 and 2024 are as follows (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Current income tax expenses/(benefits)	**542**	(3,954)
Deferred income tax expenses/(benefits)	**27,904**	(1,825)
Total	**28,446**	(5,779)

8. **DIVIDEND**

No dividends were declared or paid for the six months ended June 30, 2025 and 2024.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The interim report for the Reporting Period will be made available to the Company's shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 27, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.